Mail Stop 3561

July 21, 2008

Michael L. Labertew
Receiver
PGMI, Inc.
55 Merchant Street
Suite 3100, Harbour Court
Honolulu, HI 96813

> **Re: PGMI, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 16, 2008**
> **File No. 000-32195**

Dear Mr. Labertew:

We have reviewed the above referenced filing and have the following comment. We believe you should file an Item 4.02 Form 8-K in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an Item 4.02 Form 8-K within five business days.

1. We note that you intend to restate your financial statements for the quarters ending September 30, 2006 and December 31, 2006. You should file an Item 4.02 Form 8-K immediately. The filing was due on the fourth day after the date that you concluded that the previously issued financial statements should not be relied upon. The Item 4.02 Form 8-K should disclose when you concluded that your previously issued financial statements should be restated, identify the financial statements that should no longer be relied upon, and state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the Item 4.02 Form 8-K. Item 304 of Regulation S-B describes all of the disclosures required by the Item 4.02 Form 8-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant